
September 14, 2022

Dean Huge
Chief Executive Officer
Innovation Beverage Group Ltd
29 Anvil Road
Seven Hills, NSW 2147
Australia

> **Re: Innovation Beverage Group Ltd**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **File No. 333-266965**
> **Filed September 13, 2022**

Dear Mr. Huge:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 12, 2022 letter.

Amendment No. 2 to Registration Statement on Form F-1

Summary Consolidated Financial Data, page 13

1.   We note your disclosure at the bottom of page 12 that effective September 12, 2022, you implemented a 1-for-1.62 reverse split of your ordinary shares. It does not appear you have given retroactive effect to the reverse split here in Summary Consolidated Financial Data and also in your audited financial statements. Refer to SAB Topic 4.C. Please revise accordingly.

<u>Dilution, page 39</u>

2.   Refer to the third paragraph and the table on page 39 to address the following:

- We note you disclose the dilution to new investors to be $0.21 per ordinary share. As your pro forma net tangible book value per ordinary share immediately after the offering is $0.91, it appears the dilution to new investors would be $4.09 per share based on the IPO midpoint price of $5.00 per share. Please advise of your computations or revise accordingly.
- Further, clarify if the line item 'as adjusted net tangible book value per ordinary share attributable to payments by new investors' should be $0.78 rather than $1.12.

<u>Exhibit Index, page II-5</u>

3.   We note that you have redacted information from portions of exhibits 10.16 and 10.18. Please revise to add an applicable footnote to mark the exhibit index to indicate that portions of exhibit 10.16 and 10.18 have been excluded because it is both not material and the type of information that the registrant treats as private or confidential. See Item 601(b)(10)(iv) of Regulation S-K.

 You may contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Sherry Haywood at 202-551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing